The Real Brokerage Expands its Presence in the Mid-Atlantic

Real opens for business in Delaware and bolsters its presence in D.C. and Maryland with the addition of two high-performing teams

TORONTO & NEW YORK - April 27, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced its launch of operations in Delaware. It also announced the addition of Garner & Co. and Kilner & Kirk Group, two top-producing teams serving Baltimore and the D.C. region, that bring a combined 29 agents to Real.

The expansion into Delaware gives the Company a presence throughout the Eastern Seaboard. Real estate broker Ray Petkevis will represent the Company as its Principal Broker in Delaware.

"Delaware is a natural bridge between our presence in Pennsylvania, New Jersey and the D.C. region, and allows our existing agents to better serve their clients as they explore their homeownership opportunities," said Real Chairman and Chief Executive Officer Tamir Poleg. "We're thrilled to continue our expansion in the Mid-Atlantic through our launch in Delaware and the addition of Garner & Co. and Kilner & Kirk Group. Both are top-producing teams that significantly increase our presence in the region."

Ranked among the top producing teams serving Baltimore, Garner & Co., joins Real from Side. Led by veteran real estate agent Ben Garner, Real Trends has consistently ranked the team among the Top 10 in the state of Maryland. The 20-member team closed more than 275 real estate transactions valued at over $100 million in 2022.

"Our primary objective is to allow our team members to take their careers to the next level," Garner said. "Real provides an excellent environment for growth and development, including a supportive community of like-minded professionals, training opportunities and top-of-the-line technology."

Kilner & Kirk joins Real from Real Living @Properties. Led by Patrick Kilner and John Kirk, the nine-agent team serves the D.C. metropolitan area, including Maryland and Northern Virginia. In 2022, Kilner & Kirk team closed approximately 100 transactions totaling $80 million in sales.

"Current brokerage models are not sustainable. A brand like Real not only understands teams, but they are cutting off a lot of the fat that traditional brokerage firms are saddled with," Kilner, a 19-year industry veteran, said. "We've operated virtually and relied on technology to increase productivity for the past decade. That, combined with the ability to offer our team equity, confirmed Real was the right choice for us."

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's business and strategic plans for the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and three Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221